[PTC Letterhead]

February 17, 2011

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Patrick Gilmore, Accounting Branch Chief

Re:	Parametric Technology Corporation
Form 10-K for the Fiscal Year Ended September 30, 2010
Filed November 23, 2010
File No. 000-18059

Ladies and Gentlemen:

We refer to Patrick Gilmore’s letter dated February 3, 2011 setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K filed November 23, 2010 (the “2010 Form 10-K”) by Parametric Technology Corporation (the “Company”). Please find our response to the Staff’s comments below. For your convenience, each of the comments in Mr. Gilmore’s letter is restated below, followed by our response.

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

1.	We note that since June 2009 you have pursued a “domino account strategy” and that certain filings, such as the exhibits to your current reports on Form 8-K filed on October 27, 2010 and January 26, 2011, provide detailed discussions of the company’s achievement of this and other strategic goals. Please tell us how you considered including similarly detailed discussions in the MD&A sections of your annual and quarterly reports.

Response:

We use the term “domino accounts” to refer to a category of large companies that have selected PTC PLM solutions over an incumbent solution or for a new PLM initiative following a competitive benchmark. We believe such competitive wins are one indicator of PTC’s strength in the PLM market. Domino account wins are not a measure of our revenue or financial results, as the announcement of a domino account win marks only the beginning of our PLM engagement with a customer. Success of our domino account strategy will be measured by future customer adoption and expansion with respect to our products and services. If and when that occurs and this leads to significant revenue contribution, such accounts will be reflected in our “Large Deal Activity” metric described below, if they meet the applicable criteria.

Securities and Exchange Commission

We provide the Large Deal Activity metric to investors in our earnings release reporting and in our Form 10-Q and Form 10-K MD&A under the heading “Revenue from Individual Customers.” We disclose the amount of license and consulting and training service revenue for customers with whom we recognized more than $1 million of this revenue during a quarter. This metric provides investors with information with respect to customer concentration of our revenue and the comparability of our revenue from period to period. We believe this metric provides insight into the breadth and depth of our revenue in the current quarter and as compared to prior periods.

Domino accounts are only a sub-segment of our overall customer base. In any particular quarter we may discuss in our earnings release new orders received from new or existing customers, which may or may not be domino accounts. However, the announcement of a particular customer order is not necessarily indicative of the timing or amount of revenue recognized from such customer. As such, the announcement of a domino account win does not necessarily provide a meaningful measure of our revenue for a period.

Moreover, the metric is specific to PTC and does not serve as a useful comparative measure for investors with respect to our competitors as our competitors do not use this metric.

For these reasons, when we considered whether dominoes should be discussed in our MD&A, we concluded that a discussion of dominoes would not be meaningful for investors, and could unnecessarily detract from the information we provide to investors, to explain our financial performance in the period.

Results of Operations

Revenue, page 18

2.	On page 7, you state that you expect competition to intensify, which could result in price reductions for your products and services, reduced margins, and loss of market share. Please tell us how you considered discussing the extent to which changes in revenues from period to period were due to changes in prices or changes in the volume of products sold and services provided. See Item 303(a)(3)(iii) of Regulation S-K. If material, your disclosure should also discuss pricing pressure in your industry, and how this has affected prices in your industry, the prices you charge, and your revenues.

Response:

Our solutions (software and services) are generally sold in negotiated transactions to large enterprise customers with complex product development processes. We offer our software in multiple types of licenses, bundles and modules, with differing use and upgrade rights and other options, all of which affect the pricing of our software. Customers often also negotiate all aspects of the contractual relationship at the time of purchase, including with respect to accompanying maintenance services and/or consulting and training services. Because customers purchase in transactions that have an aggregate value to the customer, which is not necessarily driven by price considerations for individual products or services, we believe a discussion of pricing by product or service is not meaningful for investors.

Likewise, given the variability of our products and the way they are sold, changes in volume of sales of software or services do not necessarily translate to an increase or decrease in revenue. We believe that a discussion of specific volume changes would merely add details that are not meaningful and that detract from investors’ understanding of our business.

Securities and Exchange Commission

Notes to Consolidated Financial Statements

B. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

3.	We note that you recognize revenue from fixed price consulting services that qualify for separate accounting using the percentage-of-completion method. Please describe the types of services being provided. Also, tell us why you believe it is appropriate to recognize revenue using the percentage-of-completion method. In this regard, please note that pursuant to ASC 605-35-15-6 the recognition of revenue pursuant to ASC 605-35 is not permitted for service arrangements.

Response:

Consulting services provided in our software arrangements include implementation support, configuration of software, training customer personnel, data conversion, building interfaces, running test data and assisting in the development and documentation of procedures. These services typically are not essential to the functionality of our software products. We understand that it is not appropriate to recognize revenue pursuant to ASC 605-35 for consulting services that qualify for separate accounting; our consulting services revenue is recognized “as the services are performed” in accordance with ASC 985-605-25-79, using a proportionate performance model with hours as the input method of attribution, which we had described as using the percentage-of-completion method. In future filings, we will reference the proportionate performance model as our method of revenue recognition for such services.

4.	We note your disclosure that vendor-specific objective evidence (“VSOE”) of services is “based upon [y]our recent pricing for those services when sold separately.” Please describe, in detail, your methodology for establishing VSOE of maintenance services. Describe the various factors that affect your VSOE analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, perpetual versus term license, etc). Where VSOE is based on stated renewal rates, please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. Where VSOE is based on stand-alone sales, provide the volume and range of stand-alone sales used to establish VSOE.

Response:

For most transactions, we establish VSOE of fair value for maintenance services based on the price we charge when such maintenance services are sold separately. For larger transactions which exceed specified price levels based on the jurisdiction of the order, we use substantive contractually-stated renewal rates to establish VSOE. We use stated renewal rates for larger transactions because they are subject to greater negotiation with our customers and to additional approvals within our company.

Every quarter, for maintenances services sold separately, PTC analyzes the stand-alone sales for the trailing four quarters, one quarter in arrears, to determine VSOE. In our analysis, we aggregate the historical pricing data for each transaction that falls within a similar type of customer transaction in order to establish “price levels”. Similar types of customer transactions are determined based on geography, volume of maintenance being purchased, service level, and channel of distribution (direct versus reseller sales). The analysis performed for the 12-month period ended September 30, 2010 included approximately 24,000 stand-alone maintenance transactions across all customer classes.

Securities and Exchange Commission

We conclude that we have VSOE of fair value for each price level if over 80% of stand-alone maintenance transactions are within a reasonably narrow range of plus or minus 15% from a midpoint. For price levels with compliance greater than 70% but less than 80%, we review those pricing levels to determine if the concentration of data is sufficient to support VSOE. As of September 30, 2010, for the trailing four quarters there were 35 direct price levels worldwide, 28 of which were compliant over 80% of the time and 6 of which were compliant over 70% of the time. We concluded that VSOE existed for those 34 direct price levels. For the one pricing level with compliance less than 70%, we determined that we did not have VSOE for that price level. The reseller price levels are based on contractual discount rates, for which we sell stand alone maintenance transactions in accordance with such rates 97% of the time (within plus or minus 15% of the midpoint).

ASC 985-605-55-58 provides that if a contractually stated renewal rate and term are substantive, it provides VSOE for the maintenance in a multiple element arrangement. Accordingly, we consider contractually-stated renewal rates substantive if they are at least 10% of the net software revenue included in the transaction and if the duration of the renewal term is at least equal to or greater than the period sold in the original transaction. We believe the 10% rate threshold is substantive since the application of 10% (or more) to the net software price in our larger transactions represents a significant absolute dollar amount and is of economic consequence to our customers at the time of the renewal. In fact, not all such customers renew maintenance, which demonstrates that our renewal rates are economically substantive to their decision. Finally, maintenance revenue generates significant gross profit which is further evidence of its substantive amount.

As of September 30, 2010, per our analysis done for the trailing eight quarters regarding renewals of maintenance on transactions where the contractually-stated renewal rate was used for VSOE, in excess of 80% of all such transactions were renewed at the contractually-stated rate and for periods at least equal to the original transaction. Included in the portion of our results that did not renew at the contractually-stated renewal rate were those customers who did not renew their maintenance at all as well as those who made an incremental purchase of software, thereby requiring a corresponding renegotiation of maintenance pricing based on the increased number of seats under maintenance or different software mix. We have evaluated the respective maintenance pricing and found the rates, both before and after the subsequent purchase of new software, to be substantive and appropriate relative to the number of seats under maintenance.

* * * * * * *

Securities and Exchange Commission

In response to the Staff’s request, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (781) 370-6460.

Very truly yours,

PARAMETRIC TECHNOLOGY COPORATION

/s/ Jeffrey D. Glidden

Jeffrey D. Glidden

Executive Vice President, Chief Financial Officer